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Exhibit 99.ACCT
Exhibit (a)(4)

Change in the Registrant's Independent Public Accountant

        Effective April 12, 2018, the Board of Trustees (the "Board") of RMR Real Estate Income Fund, a Maryland statutory trust (the "Fund"), including a majority of the Independent Trustees, upon recommendation and approval of the Audit Committee, appointed RSM US LLP ("RSM") to serve as the Fund's independent registered public accounting firm for the fiscal year ending December 31, 2018. RSM replaces Ernst & Young LLP ("Ernst & Young") in this role. Ernst & Young did not resign and did not decline to stand for re-election. The Fund knows of no direct financial or material indirect financial interest of RSM in the Fund.

        Ernst & Young's reports on the financial statements of the Fund for the fiscal years ended December 31, 2017 and December 31, 2016 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

        During the fiscal years ended December 31, 2017, and December 31, 2016, and the subsequent interim period through April 12, 2018, there were no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreements in connection with their reports on the Fund's financial statements for such fiscal years.

        During the fiscal years ended December 31, 2017, and December 31, 2016, and the subsequent interim period through April 12, 2018, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K).

        During the fiscal years ended December 31, 2017, and December 31, 2016, and the subsequent interim period prior to engaging RSM, neither the Fund, nor anyone on its behalf, consulted with RSM with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Fund's financial statements, and no written report or oral advice was provided that RSM concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

        Ernst & Young has furnished the Fund with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated August 10, 2018 is attached as Attachment A to this exhibit.

August 10, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

        We have read Item 4.01 of Form N-CSR dated August 10, 2018, of RMR Real Estate Income Fund and are in agreement with the statements contained in the first three sentences of the first paragraph as well as the second, third and fourth paragraphs in Exhibit 99.ACCT—Exhibit (a)(4) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

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  Exhibit 99.ACCT Exhibit (a)(4)
Change in the Registrant's Independent Public Accountant